1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct +1 617 275 8365 Fax

January 18, 2022

Mr. David Orlic

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation

Registration Statement of Form N-2 (File No. 333-261314)

Dear Messrs. Orlic & Manion:

On behalf of Portman Ridge Finance Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments you provided to me during telephonic discussions on December 8, 2021 with respect to your review of the Company’s registration statement of Form N-2 (the “N-2 Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 23, 2021. The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

Set forth below are the comments of the SEC staff (the “Staff”) along with our responses to, or any supplemental explanations of, such comments, as requested. To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-2 Registration Statement.

1.	Comment: The following disclosure was omitted from the cover page of the prospectus:

Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in an offering made pursuant to this prospectus or any related prospectus supplement.

January 18, 2022 Page 2

Please insert the omitted disclosure.

Response: The Company has revised the disclosure accordingly.

2.	Comment: In the fee table in the “Fees and Expenses” section of the N-2 Registration Statement, please include rows related to the “Stockholder Transaction Expenses.”

Response: The Company has revised the disclosure accordingly.

3.	Comment: Please confirm that JMP Group Inc. and JMP Capital LLC are not affiliated with the Company or the Adviser.

Response: The Company so confirms.

4.	Comment: Please confirm that LibreMax Capital, LLC (“LibreMax”) is not an affiliate of the Company or the Adviser.

Response: The Company so confirms.

5.

Comment: Please supplementally explain why David Moffitt was previously characterized as an interested director in other filings by the Company and clarify the timeline with respect to the Company’s grant of registration rights and issuance of shares to LibreMax.

Response: David Moffitt was previously characterized as an interested director in other filings by the Company because of David Moffitt’s affiliation with LibreMax where he served as Head of Tactical Investment Opportunities and a member of LibreMax’s investment committee. While David Moffitt served on the Company’s Board of Directors, an affiliate of LibreMax, LibreMax Intermediate Holdings, LP, held a minority stake in the Adviser. LibreMax Intermediate Holdings, LP’s stake in the Adviser was sold during the fourth quarter of 2020, and LibreMax is no longer an affiliate of the Adviser or the Company.

January 18, 2022 Page 3

On December 14, 2018, the Company entered into a stock purchase and transaction agreement (the “Externalization Agreement”) with BC Partners Advisors L.P., an affiliate of the Adviser, through which the Adviser agreed to become the Company’s investment adviser, subject to stockholders’ approval of the advisory agreement between the Company and the Adviser. At a special meeting of the Company’s stockholders held on February 19, 2019, the Company’s stockholders approved the advisory agreement. The Externalization Agreement closed on April 1, 2019 (the “Closing”), and the Company commenced operations as an externally managed BDC managed by the Adviser. Upon the closing of the Externalization Agreement, David Moffitt and LibreMax became affiliates of the Company because of LibreMax Intermediate Holdings, LP’s stake in the Adviser.

Pursuant to the Externalization Agreement, the Adviser and its affiliates were required to use up to $10 million of the incentive fee actually paid to the Adviser prior to the second anniversary of the Closing to buy newly issued shares of the Company’s common stock at the most recently determined net asset value per share of the Company’s common stock at the time of such purchase. Pursuant to the Externalization Agreement (which was executed when LibreMax was not an affiliate of the Company), LibreMax purchased shares of the Company’s common stock based on LibreMax’s ownership of the Adviser and the amount of incentive fees paid to the Adviser. The Company is seeking to register those shares under the N-2 Registration Statement in accordance with Section 2.3 of the Externalization Agreement (which requires that such purchases “be on terms and conditions (including with registration rights) customary for transactions of their nature”).

6.	Comment: Please delete “(approximately $8.9 million)” from footnote 4 to the fee table in the “Fees and Expenses” section of the N-2 Registration Statement.

Response: The Company has revised the disclosure accordingly.

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January 18, 2022 Page 4

Should you have any questions regarding this letter, please contact me at (202) 261-3402.

Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos